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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 32)(1)

Katy Industries, Inc.
(Name of Issuer)

Common Stock, One Dollar ($1.00) par value
(Title of Class of Securities)

486026107
(CUSIP Number)

Jonathan P. Johnson
President
CRL, Inc.
7505 Village Square Drive, Suite 200
Castle Rock, CO 80108
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2003
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

        (1)   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 486026107	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wallace E. Carroll, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES		7	SOLE VOTING POWER -0-
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 3,126,449
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER -0-

		10	SHARED DISPOSITIVE POWER 3,130,661

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,130,661

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.2%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amelia M. Carroll

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES		7	SOLE VOTING POWER -0-
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 3,152,449
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER -0-

		10	SHARED DISPOSITIVE POWER 3,156,661

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,156,661

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.5%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O Wallace E. Carroll, Jr. and his descendants

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES		7	SOLE VOTING POWER -0-
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER -0-
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER -0-

		10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Wallace E. and Lelia H. Carroll Trust U/A Dated 5/1/58 F/B/O Wallace E. Carroll, Jr. and his descendants

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES		7	SOLE VOTING POWER -0-
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 2,676,436
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER -0-

		10	SHARED DISPOSITIVE POWER 2,676,436

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,676,436

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.6%

14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Wallace E. Carroll Trust U/A Dated 1/20/61 F/B/O Wallace E. Carroll, Jr. and his descendants

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES		7	SOLE VOTING POWER -0-
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER -0-
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER -0-

		10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Lelia H. Carroll Trust U/A Dated 7/12/62 F/B/O Wallace E. Carroll, Jr. and his descendants

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES		7	SOLE VOTING POWER -0-
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 194,693
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER -0-

		10	SHARED DISPOSITIVE POWER 194,693

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 194,693

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%

14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CRL, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES		7	SOLE VOTING POWER -0-
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 2,073,436
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER -0-

		10	SHARED DISPOSITIVE POWER 2,073,436

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,073,436

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.0%

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Wallace Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES		7	SOLE VOTING POWER -0-
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 32,910
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER -0-

		10	SHARED DISPOSITIVE POWER 32,910

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,910

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Subtrusts under The Wallace E. Carroll Trust U/A dated 12/20/79 F/B/O the descendants of Wallace E. Carroll, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES		7	SOLE VOTING POWER -0-
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER -0-
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER -0-

		10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Subtrusts under The Family Grandchildren Trust U/A dated 9/29/90 F/B/O the descendants of Wallace E. Carroll, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES		7	SOLE VOTING POWER -0-
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 6,942
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER -0-

		10	SHARED DISPOSITIVE POWER 6,942

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,942

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

AMENDMENT NO. 32
TO SCHEDULE 13D

        This amended statement relates to the Common Stock, $1.00 par value per share (the "Shares"), of Katy Industries, Inc., a Delaware corporation (the "Issuer"). This amended statement is being filed in accordance with Rule 101(a)(2)(i) of Regulation S-T promulgated by the Securities and Exchange Commission in connection with the Commission's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR").

        This amended statement on Schedule 13D is jointly filed by Wallace E. Carroll, Jr. ("Mr. Carroll"); Amelia M. Carroll ("Ms. Carroll"); The Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O Wallace E. Carroll, Jr. and his descendants (the "57 Trust"); The Wallace E. and Lelia H. Carroll Trust U/A Dated 5/1/58 F/B/O Wallace E. Carroll, Jr. and his descendants (the "58 Trust"); The Wallace E. Carroll Trust U/A Dated 1/20/61 F/B/O Wallace E. Carroll, Jr. and his descendants (the "61 Trust"); The Lelia H. Carroll Trust U/A Dated 7/12/62 F/B/O Wallace E. Carroll, Jr. and his descendants (the "62 Trust"); CRL, Inc., a Delaware corporation ("CRL"); The Wallace Foundation; the Subtrusts under The Wallace E. Carroll Trust U/A dated 12/20/79 F/B/O the descendants of Wallace E. Carroll, Jr. (the "79 Subtrusts"); and the Subtrusts under The Family Grandchildren Trust U/A dated 9/29/90 F/B/O the descendants of Wallace E. Carroll, Jr. (the "90 Subtrusts") (collectively, the "Reporting Persons") pursuant to a Schedule 13D Joint Filing Agreement dated as of May 15, 2002 filed as Exhibit F to Amendment No. 28 to this amended statement and pursuant to a Schedule 13D Joint Filing Agreement dated as of November 25, 2003 filed as Exhibit A to this amended statement.

Item 2. Identity and Background.

        Item 2 is hereby amended as follows:

        On August 8, 2003, 2,151 Shares owned by the 57 Trust were transferred to the 62 Trust and the shares of CRL owned by the 57 Trust were transferred to the 58 Trust in a reorganization of the Carroll family trusts (the "Trust Reorganization"), resulting in the 57 Trust beneficially owning no Shares (the "57 Trust Transfer"). As a result, the 57 Trust, which was previously a Reporting Person under this statement, will cease to be a Reporting Person under this amended statement.

        On August 8, 2003, 11,881 Shares owned by the 61 Trust were transferred to the 62 Trust in the Trust Reorganization, resulting in the 61 Trust beneficially owning no Shares (the "61 Trust Transfer"). As a result, the 61 Trust, which was previously a Reporting Person under this statement, will cease to be a Reporting Person under this amended statement.

        On August 8, 2003, 6,760 Shares owned by the 79 Subtrusts were transferred to the 90 Subtrusts in the Trust Reorganization, resulting in the 79 Subtrusts beneficially owning no Shares (the "79 Trust Transfer"). As a result, the 79 Subtrusts, which were previously Reporting Persons under this statement, will cease to be Reporting Persons under this amended statement.

        The 90 Subtrusts, which were not previously Reporting Persons under this statement, will become Reporting Persons under this amended statement as the trustees of the 90 Subtrusts are Mr. Carroll, Ms. Carroll and Philip E. Johnson, all of who are trustees of the trusts and subtrusts which are Reporting Persons under this statement. Set forth below is the information required by this Item 2 with respect the 90 Subtrusts:

        Name: Subtrusts under The Family Grandchildren Trust U/A dated 9/29/90 F/B/O the descendants of Wallace E. Carroll, Jr.

        State of Organization: Colorado

        Principal Business: Holding assets for benefit of beneficiaries thereof.

        Address of Principal Business and Office: 7505 Village Square Drive, Suite 200, Castle Rock, Colorado 80108.

        During the last five years, the 90 Subtrusts have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        During the last five years, the 90 Subtrusts were not parties to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in the 90 Subtrusts being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        Item 3 is hereby amended as follows:

        In connection with the Trust Reorganization, on August 8, 2003 the 90 Subtrusts received 182 Shares from a trust which was not a Reporting Person (the "Outside Trust Transfer").

        The descriptions of the 57 Trust Transfer, the 61 Trust Transfer and the 79 Trust Transfer set forth in Item 2 above are incorporated herein by reference in their entirety.

        No consideration was given by any trust in exchange for Shares in the Trust Reorganization.

Item 4. Purpose of Transaction.

        Item 4 is hereby amended as follows:

        The Trust Reorganization was undertaken to reduce the costs of administering the Carroll family trusts.

        On November 14, 2003, CRL and Mr. Carroll entered into a Stock Sale Plan (the "Rule 10b5-1 Plan") with U.S. Bancorp Piper Jaffray Inc. (the "Broker"), and acknowledged by the Issuer and The Northern Trust Company ("Northern Trust"), intended to comply with Rule 10b5-1(c) of the Securities Exchange Act of 1934, as amended, pursuant to which CRL intends to sell up to an aggregate of 78,000 Shares it owns. Pursuant to the Rule 10b5-1 Plan, the Broker is to effect the sale of the Shares pursuant to the terms set forth in the Rule 10b5-1 Plan beginning on December 1, 2003, and CRL and Mr. Carroll shall have no authority, influence or control over such sales. The Rule 10b5-1 Plan shall terminate upon the earlier of February 29, 2004 or the death of Mr. Carroll. CRL and Mr. Carroll may terminate the Rule 10b5-1 Plan at any time by providing written notice of termination to the Broker if CRL and Mr. Carroll certify to the Issuer that they are not aware of any material non-public information regarding the Issuer at the time of such termination. CRL and Mr. Carroll may amend the Rule 10b5-1 Plan at any time by a writing executed by them and the Broker and acknowledged by the Issuer if such writing contains the representation by CRL and Mr. Carroll that as of the date thereof (i) CRL and Mr. Carroll know of no material non-public information regarding the Issuer or any of its securities, (ii) a blackout period, as defined in Regulation BTR, is not in effect and CRL and Mr. Carroll are not aware of the actual or approximate beginning or ending dates of a blackout period, and (iii) CRL and Mr. Carroll have not entered into or altered a corresponding or hedging transaction or position with respect to the Shares. The Rule 10b5-1 Plan does not restrict CRL or Mr. Carroll from trading in securities of the Issuer outside of the Rule 10b5-1 Plan, subject to certain restrictions.

        The sales of Shares pursuant to the Rule 10b5-1 Plan will be conducted in accordance with Rule 144 under the Securities Act of 1933, as amended. The Issuer may suspend sales pursuant to the Rule 10b5-1 Plan at such times and for such periods as may be advisable to ensure compliance with, among other things, applicable securities laws and regulations, rules of the New York Stock Exchange, or contractual or accounting requirements in connection with acquisitions or dispositions by the Issuer or the Issuer's purchases or sales of its securities. As previously disclosed in this amended statement, the Shares to be sold pursuant to the Rule 10b5-1 Plan have been pledged by CRL to Northern Trust to secure the prompt and complete payment and performance when due of all of CRL's obligations under the Second Amended and Restated Credit Agreement effective as of August 31, 2002, as amended, by and between CRL and Northern Trust pursuant to the Pledge Agreement dated as of December 31, 1993, as amended, by and between CRL and Northern Trust (collectively, the "Credit Agreements"), each of which, as amended, was previously filed as an exhibit to this amended statement. Northern Trust has consented to the sale of the Shares by CRL pursuant to the terms of the Rule 10b5-1 Plan; provided, however, that unless otherwise agreed by Northern Trust, the Broker shall forward all proceeds from the sale of Shares pursuant to the Rule 10b5-1 Plan directly to Northern Trust.

        The descriptions of the Rule 10b5-1 Plan and the Credit Agreements are qualified in their entirety by the provisions thereof attached as Exhibit B to this amended statement and as previously filed as exhibits to this amended statement, respectively.

Item 5. Interest in Securities of the Issuer.

        Item 5 is hereby amended as follows:

        The amended information regarding sole and shared beneficial ownership of the Shares of the Reporting Persons is incorporated by reference to the cover pages to this amended statement. The disposition of Shares by CRL pursuant to the Rule 10b5-1 Plan are not reflected on the cover pages to this amended statement.

        The description of the Rule 10b5-1 Plan set forth in Item 4 above is incorporated herein by reference in its entirety. The descriptions of the 57 Trust Transfer, the 61 Trust Transfer and the 79 Trust Transfer set forth in Item 2 above are incorporated herein by reference in their entirety. The descriptions of the Outside Trust Transfer set forth in Item 3 above is incorporated herein by reference in its entirety.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

        Item 6 is hereby amended as follows:

        The description of the Rule 10b5-1 Plan set forth in Item 4 above is incorporated herein by reference in its entirety.

Item 7. Material to be filed as Exhibits.

        Item 7 is hereby amended as follows:

        In accordance with subsection 3 of Item 7, the following exhibit is attached hereto:

        Exhibit A—Schedule 13D Joint Filing Agreement dated as of November 25, 2003 by and among the Reporting Persons.

        Exhibit B—Stock Sale Plan dated November 14, 2003 by and between CRL, Mr. Carroll and the Broker and acknowledged by the Issuer and Northern Trust.

* * * * *

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2003
WALLACE E. CARROLL TRUST U/A Dated July 1, 1957 F/B/O Wallace E. Carroll, Jr. and his descendants
* Wallace E. Carroll, Jr., Trustee
* Amelia M. Carroll, Trustee
* Philip E. Johnson, Trustee
WALLACE E. AND LELIA H. CARROLL TRUST U/A Dated May 1, 1958 F/B/O Wallace E. Carroll, Jr. and his descendants
* Wallace E. Carroll, Jr., Trustee
* Amelia M. Carroll, Trustee
* Philip E. Johnson, Trustee

WALLACE E. CARROLL TRUST U/A Dated January 20, 1961 F/B/O Wallace E. Carroll, Jr. and his descendants
* Wallace E. Carroll, Jr., Trustee
* Amelia M. Carroll, Trustee
* Philip E. Johnson, Trustee
LELIA H. CARROLL TRUST U/A Dated July 12, 1962 F/B/O Wallace E. Carroll, Jr. and his descendants
* Wallace E. Carroll, Jr., Trustee
* Amelia M. Carroll, Trustee
* Philip E. Johnson, Trustee
THE WALLACE FOUNDATION
* Wallace E. Carroll, Jr., Trustee
* Amelia M. Carroll, Trustee

SUBTRUSTS UNDER THE WALLACE E. CARROLL TRUST U/A Dated December 20, 1979 F/B/O the descendants of Wallace E. Carroll, Jr.
* Wallace E. Carroll, Jr., Trustee
* Amelia M. Carroll, Trustee
* Philip E. Johnson, Trustee
SUBTRUSTS UNDER THE FAMILY GRANDCHILDREN TRUST U/A Dated Setpember 29, 1990 F/B/O the descendants of Wallace E. Carroll, Jr.
* Wallace E. Carroll, Jr., Trustee
* Amelia M. Carroll, Trustee
* Philip E. Johnson, Trustee
* Wallace E. Carroll, Jr.
* Amelia M. Carroll
CRL, INC.
/s/ JONATHAN P. JOHNSON Jonathan P. Johnson, President
*By:	/s/ JONATHAN P. JOHNSON Jonathan P. Johnson Attorney-in-fact

Exhibit A

SCHEDULE 13D JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D originally dated January 15, 1992 (including amendments thereto) relating to the common stock of Katy Industries, Inc. (the "Schedule 13D").

        Furthermore, each of the undersigned severally represent that:

  (i)
  Each is eligible to use the schedule on which the information is filed; and

  (ii)
  Each is responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such person contained therein; provided, however, that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

        Each of the undersigned do hereby make, constitute and appoint Jonathan P. Johnson and Wallace E. Carroll, Jr., individually, as their true and lawful attorneys-in-fact and do hereby authorize any one of them to file and execute any amendments to the Schedule 13D on their behalf.

        Each of the undersigned agree and acknowledge that this Agreement shall be filed as an Exhibit to the Schedule 13D.

        This Agreement may be executed in one or more counterparts by each of the undersigned, each of which, taken together, shall constitute but one and the same instrument.

        Dated: November 25, 2003

WALLACE E. AND LELIA H. CARROLL TRUST U/A Dated May 1, 1958 F/B/O Wallace E. Carroll, Jr. and his descendants
/s/ WALLACE E. CARROLL, JR. Wallace E. Carroll, Jr., Trustee
/s/ AMELIA M. CARROLL Amelia M. Carroll, Trustee
/s/ PHILIP E. JOHNSON Philip E. Johnson, Trustee
LELIA H. CARROLL TRUST U/A Dated July 12, 1962 F/B/O Wallace E. Carroll, Jr. and his descendants
/s/ WALLACE E. CARROLL, JR. Wallace E. Carroll, Jr., Trustee
/s/ AMELIA M. CARROLL Amelia M. Carroll, Trustee
/s/ PHILIP E. JOHNSON Philip E. Johnson, Trustee
THE WALLACE FOUNDATION
/s/ WALLACE E. CARROLL, JR. Wallace E. Carroll, Jr., Trustee
/s/ AMELIA M. CARROLL Amelia M. Carroll, Trustee

SUBTRUSTS UNDER THE FAMILY GRANDCHILDREN TRUST U/A Dated September 29, 1990 F/B/O the descendants of Wallace E. Carroll, Jr.
/s/ WALLACE E. CARROLL, JR. Wallace E. Carroll, Jr., Trustee
/s/ AMELIA M. CARROLL Amelia M. Carroll, Trustee
/s/ PHILIP E. JOHNSON Philip E. Johnson, Trustee
/s/ WALLACE E. CARROLL, JR. Wallace E. Carroll, Jr.
/s/ AMELIA M. CARROLL Amelia M. Carroll
CRL, INC.
/s/ JONATHAN P. JOHNSON Jonathan P. Johnson, President

Exhibit B

Stock Sale Plan

        This Stock Sale Plan (this "Plan") is entered into this 14th day of November, 2003 between CRL, Inc. (the "Participant") and U.S. Bancorp Piper Jaffray Inc. (the "Broker").

Recitals

        The Participant desires to establish this Plan to systematically sell shares of common stock, par value $1.00 per share (the "Stock"), of Katy Industries, Inc. (the "Issuer") in accordance with the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as further set forth herein.

        The Participant is the record owner of the Stock. Mr. Wallace E. Carroll, Jr. ("Mr. Carroll") controls the Participant, and as such is a beneficial owner of the Stock. For purposes hereof, Mr. Carroll shall be deemed a Participant. Mr. Carroll is a member of the Board of Directors of the Issuer.

        The Participant desires to engage the Broker to effect sales of shares of the Stock in accordance with this Plan.

        The Stock is principally traded on the New York Stock Exchange (the "Exchange").

Agreement

        Therefore, the Participant and the Broker hereby agree as follows:

        1.     Planned Transactions. The Broker shall effect sales of the Stock (each a "Planned Transaction") as follows:

          (a)   Commencing on December 1, 2003 and continuing through the date of termination of this Plan, on each day on which the Stock trades regular way on the Exchange (a "Trading Day") enter a limit order for 1,200 shares at a minimum price of $6.60 per share.

          (b)   If at least 1,000 shares have been sold in a week: commencing on Monday of the succeeding week and continuing through Friday of the succeeding week, or the date of termination of this Plan, if earlier, on each Trading Day enter a limit order for 1,200 shares at a minimum price $0.20 per share greater than the preceding week.

          (c)   If more than 100, but less than 1,000 shares have been sold in a week: commencing on Monday of the succeeding week and continuing through Friday of the succeeding week, or the date of termination of this Plan, if earlier, on each Trading Day enter a limit order for 1,200 shares at the same minimum price as the preceding week.

          (d)   If less than 100 shares have been sold in a week: commencing on Monday of the succeeding week and continuing through Friday of the succeeding week, or the date of termination of this Plan, if earlier, on each Trading Day enter a limit order for 1,200 shares at a minimum price $0.20 per share less than the preceding week, but not less than $6.00 per share.

        2.     Effective Dates. This Plan shall become effective on the date hereof and shall terminate on the earliest to occur of (check as many as apply):

  ☐
  the termination of the Participant's position as a (director) (officer) of the Issuer;

  ☐
  aggregate sale proceeds of $            having been received;

  ☐
  shares of Stock having been sold;

  ☒
  February 29, 2004; or

  ☒
  the death of Mr. Carroll.

        Notwithstanding the foregoing provision of this Paragraph 2, the Participant may terminate this Plan at any time by providing written notice of termination prior to the requested date of termination. In order to terminate this Plan prior to the termination date set forth above, Participant must certify to the Issuer that he is not aware of any material non-public information regarding the Issuer at the time of such termination.

        3.     Unfilled Sales. The Participant understands that if the Broker is not able to effect part or all of a Planned Transaction consistent with ordinary principles of best execution or due to a market disruption or a legal, regulatory, or contractual restriction applicable to the Broker (an "Unfilled Sale"), then Broker shall, except as otherwise provided in Section 15 of this Plan, effect such Planned Transaction, or part thereof, as promptly as practical, consistent with ordinary principles of best execution and after the cessation or termination of any such market disruption, applicable restriction, or other event, provided that no such Planned Transaction shall be effected after the termination of this Plan.

        4.     Participant's Representations and Warranties. The Participant represents and warrants that it:

          (a)   is not currently aware of any material non-public information with respect to the Issuer or any securities of the Issuer (including the Stock);

          (b)   other than a lien on the shares of Stock in favor of the Northern Trust Company, is not subject to any legal, regulatory, or contractual restriction or undertaking that would prevent the Broker from conducting the Planned Transactions in accordance with this Plan;

          (c)   is entering into this Plan in good faith and not as part of a plan or scheme to evade the prohibitions of SEC Rule 10b5-1;

          (d)   other than a lien in favor of The Northern Trust Company, owns free and clear of any liens, claims, encumbrances or other restrictions the shares of Stock to be sold under this Plan;

          (e)   is an affiliate of the Issuer for purposes of SEC Rule 144;

          (f)    is currently able to purchase and sell shares of Stock in accordance with the Issuer's insider-trading policies and has obtained the approval of the Issuer's General Counsel (or other appropriate compliance officer) to enter into this Plan at this time, which approval is evidenced below by the Issuer's acknowledgement hereof;

          (g)   has not entered into or altered a corresponding or hedging transaction or position with respect to the Stock; and

          (h)   has had an opportunity to consult with its own advisors as to the legal (including this Plan's compliance with Rule 10b5-1 and applicable state law), tax, business, financial, accounting and related aspects of this Plan, including potential application of Section 16(b) of the Exchange Act to any transaction (whether or not under this Plan) engaged in by the Participant or on Participant's behalf.

        5.     New Restrictions. The Participant shall immediately notify the Broker if the Participant becomes subject to a legal, regulatory, or contractual restriction or undertaking that would prevent the Broker from making Planned Transactions under this Plan, and, in such a case, the Participant and the Broker shall cooperate to amend or otherwise revise this Plan to take account of the restriction or undertaking (but neither party shall be obligated to take any action that would be inconsistent with SEC Rule 10b5-1(c)).

        6.     Compliance with Rule 10b-5. It is the parties' intent that this Plan comply with the requirements of SEC Rule 10b5-1(c)(1) and this Plan shall be interpreted to comply with the requirements thereof. Any provision of this Plan that cannot be construed in accordance with Rule 10b5-1(c) shall be void. Participant acknowledges and agrees that, except for the instructions set forth in this Plan, after the date of this Plan Participant does not have authority, influence or control over any Planned Transactions, and will not attempt to exercise any authority, influence or control over such Planned Transactions.

        7.     Rule 144. If the Participant is an "affiliate" of the Issuer for purposes of SEC Rule 144, as represented by the Participant above, then the Broker agrees to conduct all Planned Transactions in accordance with the manner-of-sale requirement of Rule 144, and in no event shall the Broker effect any such Planned Transaction if it would exceed the then-applicable volume limitation under Rule 144, assuming that the sales under this Plan are the only sales subject to that limitation. The Participant agrees not to take, and agrees to cause any person or entity with which it would be required to aggregate sales of Stock under paragraph (a)(2) or (e) of Rule 144 not to take, any action that would cause any such sale not to comply with Rule 144. The Participant will be responsible for making all required Form 144 filings.

        8.     Suspension of Plan. The Participant acknowledges that the Issuer may suspend the Planned Transactions at such times and for such periods as may be advisable to ensure compliance with, among other things, applicable securities laws and regulations, rules of the Exchange, or contractual or accounting requirements in connection with acquisitions or dispositions by the Issuer or the Issuer's purchases or sales of its securities. Any such suspension shall be communicated to the Broker in writing by the Issuer's General Counsel or other appropriate compliance officer.

        9.     Broker's Use of Information. The Broker agrees not to use any information about the Planned Transactions in connection with purchases or sales of, or trading in, any securities of the Issuer, or derivative securities thereof, or provide other people with such information or recommend that other people buy or sell securities based upon such information.

        10.   Filings. The Participant agrees to make all filings required under Sections 13(d), 13(g) and 16 of the Exchange Act (e.g., Forms 4 and 5) with respect to the Planned Transactions. The Broker shall have no responsibility for any such filings; provided, however, that the Broker shall promptly inform Participant of any transactions effected under this Plan so that Participant may timely file any required filings under the Exchange Act.

        11.   Public Disclosure. The Participant agrees that the Issuer, in its discretion, may publicly disclose the existence and terms of this Plan.

        12.   Effect of Stock Splits, Etc. All share numbers and dollar amounts set forth in this Plan shall automatically be adjusted to reflect stock splits, stock dividends, and similar events occurring after the date hereof.

        13.   Other Trades in Securities of the Issuer. The Participant may trade in securities of the Issuer in addition to the Planned Transactions, provided that the Participant complies with the insider-trading policies of the Issuer and applicable regulatory requirements and the Participant does not enter into or alter a corresponding or hedging transaction or position with respect to this Plan. The Participant agrees to promptly notify the Broker of any transaction in the Stock by the Participant other than a Planned Transaction pursuant to this Plan.

        14.   Lien. Broker acknowledges that there exists a lien against the Stock in favor of The Northern Trust Company (the "Bank"). Broker agrees that, unless otherwise authorized by the Bank, all proceeds of Planned Transactions shall be forwarded directly to the Bank. The Bank agrees to provide to Broker stock certificates necessary to complete all Planned Transactions and wiring instructions for transfer of funds and consents to the transactions contemplated by this Plan. Certificates are to be sent to the following:

    Mr. Steven S. Schindler
    Piper Jaffray Inc.
    1050 17th Street, Suite 2100
    Denver, Colorado 80265

        15.   Trading Restrictions. Broker agrees that if Issuer enters into a transaction that results, in Issuer's good faith determination, in the imposition of trading restrictions on the Participant, such as a stock offering requiring an affiliate lock-up ("Issuer Restriction"), and if Issuer and Participant shall provide Broker at least three (3) days' prior written notice signed by Issuer and Participant and confirmed by telephone of such trading restrictions (Attn: Steven Schindler; Fax No. (303)820-5788; Tel: (303)820-5726), then Broker will cease effecting Planned Transactions under this Plan until notified in writing by Issuer and Participant that such restrictions have terminated. Broker shall resume effecting Planned Transactions in accordance with this Plan as soon as practicable after the cessation or termination of an Issuer Restriction. Any Unfilled Sales, and any Planned Transactions that would have been executed in accordance with the terms of Paragraph 1 above, but are not executed due to the existence of an Issuer Restriction, shall be deemed to be cancelled and shall not be effected pursuant to this Plan.

        16.   Amendments to the Plan. This Plan may be amended only by a writing executed by the Participant and the Broker that is acknowledged by the Issuer. Any such writing shall contain the Participant's representation that (i) the Participant knows of no material non-public information regarding the Issuer or any of its securities (including the Stock) as of the date thereof, (ii) a blackout period, as defined in Regulation BTR, is not in effect and the Participant is not aware of the actual or approximate beginning or ending dates of a blackout period and (iii) the Participant has not entered into or altered a corresponding or hedging transaction or position with respect to the Stock.

        17.   Counterparts. This Plan may be executed in counterparts and all such counterparts taken together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned have signed this Plan as of the date first written above.

PARTICIPANT: CRL, INC.
By:
Its:

PARTICIPANT:
Wallace E. Carroll, Jr.

BROKER: U.S. BANCORP PIPER JAFFRAY INC.
By:
Its:

Acknowledged by:	Acknowledged by:
ISSUER: KATY INDUSTRIES, INC.	THE NORTHERN TRUST COMPANY
By:	By:
Its:	Its:

Stock Sale Plan
Notarization

STATE OF Colorado	)
	)	ss.:
COUNTY OF	)

        On the            the day of                        , 2003, before me personally came                        to me known, who, being by me duly sworn, did execute the above instrument.

Notary Public

[Notarial Seal]

STATE OF Colorado	)
	)	ss.:
COUNTY OF	)

        On the            the day of                        , 2003, before me personally came                        to me known, who, being by me duly sworn, did execute the above instrument.

Notary Public

[Notarial Seal]

QuickLinks

AMENDMENT NO. 32 TO SCHEDULE 13D
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
  Item 7. Material to be filed as Exhibits.
SIGNATURE
  Exhibit A
SCHEDULE 13D JOINT FILING AGREEMENT
  Exhibit B
Stock Sale Plan
Stock Sale Plan Notarization